THE PNC FINANCIAL SERVICES GROUP, INC.

One PNC Plaza

249 Fifth Avenue

Pittsburgh, PA 15222

January 17, 2007

Via EDGAR and Facsimile

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark Webb
Kathryn McHale

Re:	The PNC Financial Services Group, Inc. Registration Statement on Form S-4 (333-139050)

Ladies and Gentlemen:

The PNC Financial Services Group, Inc. (“PNC”) hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 12:00 p.m. on January 18, 2007, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the Commission Staff, acting pursuant to delegated authority, declare the filing effective, this action does not foreclose the Commission from taking any action with respect to the filing, and PNC may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

2. The action of the Commission or the Commission Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve PNC from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Please contact Nicholas G. Demmo of Wachtell, Lipton, Rosen & Katz at (212) 403-1381 with any questions you may have concerning this request. In addition, please notify Mr. Demmo when this request for acceleration has been granted.

The PNC Financial Services Group, Inc.

The PNC Financial Services Group, Inc.

By:	/s/ George P. Long, III
George P. Long, III, Esq. Corporate Secretary